SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of September 2011

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
 Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

RYANAIR CALLS ON AER LINGUS TO:
(1).   PUBLISH THE €30m "LEAVE AND REHIRE" SCANDAL REPORT.
(2).   PAY A €0.20 DIVIDEND TO ALL SHAREHOLDERS.
(3). SEEK A SHAREHOLDER VOTE BEFORE ANY ADDITIONAL CASH PAYMENTS TO ITS €400M+ DEFINED CONTRIBUTION PENSION DEFICIT.

Ryanair, Aer Lingus' largest minority shareholder, today (14th Sept) confirmed it had issued an open letter to Chairman Colm Barrington. It calls upon the Aer Lingus Board to consult with all Aer Lingus shareholders on three issues which Ryanair believes will significantly rebuild shareholder value that has been destroyed as the Aer Lingus Board and successive management teams presided over an 80% plus share price collapse from over €3.20 in 2007 to less than €0.60 in recent weeks.

Ryanair is calling on the Aer Lingus Board to canvass the views of all shareholders on three issues as follows:

(a)
To ask all shareholders to consider whether Aer Lingus should pay a special dividend of €0.20 (approx. €110m) in 2011 to reward Aer Lingus' long suffering shareholders. Aer Lingus' excessive cash reserves increased in the half year by €34m to over €900m, despite having paid out €25m to the ESOT and a €30m penalty to the Revenue arising from the "leave & rehire" scheme debacle.

(b)
To ask all shareholders for their views on management's recent assurances that no further payments should be made to the Aer Lingus pension fund over and above its existing defined contribution commitments, without the prior approval of all shareholders.  Ryanair believes this is vital in order to preserve shareholder value, when Aer Lingus' half year results confirms that its pension fund deficit is between €400m and €500m, which is more than Aer Lingus' total market cap of approx €350m.  Aer Lingus' Board and Management must comply with its 2006 IPO prospectus which confirmed that its pension scheme was a defined contribution scheme and therefore Aer Lingus shareholders have no further liability for any pension fund deficit.

(c)
To ask all shareholders if they share Ryanair's belief that all equity investors should receive a copy of the recently completed Deloitte and McCann Fitzgerald Report into the "leave & rehire" scheme for employees which was declared unlawful by the Irish Revenue, resulting in a €30m penalty being paid by Aer Lingus - without shareholder approval - to the Revenue.

Ryanair believes that many shareholders will share its dismay at the continuing erosion of shareholder value by the Board and Management of Aer Lingus.  In five years as a public company, Aer Lingus has racked up cumulative losses of over €150m, exceptional charges of almost €400m and has seen its stock market value fall from over €1.5bn to about €350m.  The Board and successive Management teams at Aer Lingus have clearly failed in their fiduciary duty to maximise shareholder values.

                                                                                                                    Aer Lingus' 5 year losses and exceptionals

Year	Losses		Exceptionals
2006	Loss	(€70m)	(- €133m)
2007	Profit	€105m	+ €4m
2008	Loss	(€108m)	(- €141m)
2009	Loss	(€130m)	(- €89m)
2010	Profit	€49m	(- €31m)
Total	Loss	(€154m)	(- €390m)

Ryanair hopes that Aer Lingus will reply to its letter in a similar open format so that all Aer Lingus shareholders may be made aware in open debate of Ryanair's views about how Aer Lingus shareholder value can be improved.

Ryanair's Michael O'Leary said:

"As Ryanair made clear in its statement last week, we do not intend to bid for the Govt's 25% stake in Aer Lingus, if any such offer would be regarded as unwelcome.  However, the Board of Aer Lingus can no longer ignore its own appalling performance, which has destroyed more than €1.3bn of shareholder value over the past five years as a public company.

"Ryanair believes that all shareholders should be canvassed for their views on these three important issues of a special dividend, no further payment of shareholder funds to fund pension deficits without prior shareholder approval, and the immediate circulation of the finalised report into the €30m "leave & rehire" debacle.

"Ryanair would welcome the sale of the Government's stake to another financially strong airline or investor and we reiterate that we would look forward to working with any such investor either to maximise value for all shareholders or alternatively we would be happy to enter into negotiations with such a shareholder for the disposal of Ryanair's 29% stake subject to agreement on price and maximising shareholder value.

"Ryanair calls on the Board and Management of Aer Lingus to openly address these shareholder value concerns, canvass the views of all shareholders and begin to restore shareholder value which they have so spectacularly destroyed over the past five years".

For further information please contact:

            Stephen McNamara              Joe Carmody
                                                Ryanair Ltd                            Edelman
                                                Tel: +353-1-8121212          Tel. +353-1-6789333

Ab/MOL/9024

13th September, 2011

Mr Colm Barrington                                                                                                                                                                                                                                                                                       OPEN LETTER
Chairman
Aer Lingus Group plc
Dublin Airport
Co Dublin

Dear Colm,

I refer to my letter of March 7th expressing our shock and disbelief at recent developments in Aer Lingus, including the Dec 2010 "gift" of €25m to the ESOT (without shareholder approval), and the debacle of the further €30m payment in Mar'11 (again without shareholder approval) to Revenue arising from the failed "leave & rehire" program, which Aer Lingus authorised, approved and signed off on in both your 2008 and 2009 accounts.

You failed to reply to this letter, and at the 6th May 2011 AGM you again refused to answer shareholder questions on this €30m "leave & rehire" penalty on the grounds that it was the subject of an independent investigation by Deloitte and McCann Fitzgerald.

May I also remind you of Ryanair's correspondence with Aer Lingus in advance of the May 2011 AGM, in which we sought to table two AGM motions as follows:

1.	That no further payments be made by Aer Lingus to either the ESOT or any company pension schemes over and above the existing defined contribution rates without prior shareholder approval, and;

2.
We proposed, in view of the company's substantial cash reserves which increased in 2010 by €56.5m to €885m, and the two recent payouts (unauthorised by shareholders) of €25m to the ESOT and €30m to the Revenue, that the company should declare and pay a dividend of a similar amount of (say) €30m to shareholders for the year  2010.

You will recall that Aer Lingus refused Ryanair's request to add these two motions to the AGM agenda, despite Ryanair's legal entitlement to do so as a holder of more than 10% of your shares.  This was another example of your policy of ignoring your shareholder's views.

In the light of your previous inaction on these important shareholder concerns, you will understand Ryanair's continuing concern and disbelief at the content of Aer Lingus' half year results on 31 August last.  In particular we refer you to the following three issues.

(a)
Despite the still unexplained debacle of the €30m "leave & rehire" payout, gross cash increased by €34.4m to €919.4m (31 Dec 2010 - €885.0m).  Capex was further deferred when Aer Lingus converted orders for three A330 aircraft due for delivery in 2013 into three new A350 aircraft for delivery "no earlier than 2018".

This rise in Aer Lingus' cash and the deferral of aircraft capex until 2018 clearly allows the Board of Aer Lingus to consider and pay a special dividend of say €0.20 per share (approx €110m) to  shareholders during 2011.  Please advise what steps your Board intends to take to consult with all shareholders about their attitude towards such a special dividend in 2011.

(b)
Having paid out €25.3m to the ESOT and a further €30m "leave & rehire" penalty to the Revenue, Ryanair, in common with many other shareholders is deeply concerned that Note 24 ("Principal risks and uncertainties") confirms that the Aer Lingus pension scheme has an actuarial deficit of at least €400m at 31st Dec 2010.  At last week's investor meeting your management confirmed that the actual deficit was even higher at "between €400m to €500m".  This deficit exceeds the market cap of Aer Lingus of approx. €330m.  Ryanair (and many other shareholders) are concerned that your Board and Management will again waste millions of shareholder funds (without shareholder approval) to fund these vast pensions deficits despite the IPO prospectus (and last week's management) assurances that this pension scheme is a defined contribution scheme.  Accordingly please confirm what steps Aer Lingus will now take to ensure that no further payments over and above the existing (defined contribution) rates will be made to the pension scheme without prior shareholder approval

(c)
The half year results confirm that your Board has now received the Deloitte & McCann Fitzgerald report into the €30m "leave and rehire" debacle.  This report's findings and recommendations have been submitted and accepted by the Board.  You state that "the Board is satisfied the recommendations arising out of the review have either been fully implemented or are substantially in the course of implementation".  All Aer Lingus shareholders are entitled to be made aware of the findings of this report, who was responsible for this misuse of shareholder funds, its recommendations and what the Board proposes to do to ensure that such a €30m debacle does not recur.  Please confirm that your Board will now discharge its fiduciary responsibility and circulate this report to all shareholders, and confirm when we may expect this circulation to take place.

Ryanair, like many other long suffering Aer Lingus shareholders is shocked by the continuing erosion of shareholder value under the current Board and Management of Aer Lingus.  Over the past six years Aer Lingus has presided over a share price which has collapsed by more than 80% from over €3.20 in early 2007 to under €0.60 in recent weeks.  More than €1.3bn of shareholder value has been squandered as a result of this catastrophic mismanagement.  Over this period cumulative losses have exceeded €150m, while exceptional charges of almost €400m have been charged to the P&L account as follows:

Year	Losses		Exceptionals
2006	Loss	(€70m)	(- €133m)
2007	Profit	€105m	+ €4m
2008	Loss	(€108m)	(- €141m)
2009	Loss	(€130m)	(- €89m)
2010	Profit	€49m	(- €31m)
Total	Loss	(€154m)	(- €390m)

In addition since Aer Lingus' 2006 IPO, you have announced two restructuring programs, PCI 2007 and Greenfield 2009 (neither of which have delivered a competitive cost base or restored  profitability to its pre IPO levels), you have ordered over €2.4bn of long-haul aircraft at the top of the cycle only to defer all these deliveries within 12 months of approving this ill-timed order and you have failed to take any action to prevent the share price collapsing from over €3.20 in 2007 to under €0.60 in recent weeks.

Ryanair and other shareholders cannot continue to be ignored by your Board and Management, while you destroy shareholder value, ignore reasonable investor requests for a dividend from your surplus cash, repeatedly make (unauthorised) payments of shareholder funds for staff related payouts and then suppress the independent Deloitte and McCann Fitzgerald report into the €30m "leave & rehire" debacle.

We request an urgent, honest and transparent response on these three issues, (a) the release of the suppressed Deloitte and McCann Fitzgerald report, (b) an assurance that no further payments (over and above the existing defined contribution rates) will be made to the Aer Lingus pension scheme without prior shareholder approval and (c) that a special dividend of at least €100m will be discussed with, and if approved, paid to shareholders in 2011 out of your current cash balances of over €900m.

Since we believe that these issues are of vital importance to all Aer Lingus shareholders, and since we believe that all shareholders should be invited to consider these concerns in an open transparent and democratic manner, we are submitting this letter in an open format and would respectfully request that you reply by open letter so that all Aer Lingus shareholders can be fully informed on these important matters which will we believe - if accepted - significantly improve shareholder value.

We would appreciate your response to these issues within 7 days of today's date.

Yours sincerely

Michael O'Leary
Chief Executive

c.c.       All Aer Lingus Shareholders

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date:  14 September, 2011

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary